

82-4299


10016274

Registration No. Bor Mor Jor 340

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 042/2010

August 30, 2010

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@itd.co.th



ITALTHAI TOWER 2034/132-161 NEW PETCHBURI ROAD, BANG KAPI, HUAY KWANG, BANGKOK 10320.THAILAND
P.O. BOX 1011 NEW PETCHBURI , TELEX : ITALTHAI TH 81180 , TEL : (+ 622) 716 - 1600 , FAX : (+ 662) 716 -1488



ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Annex A

1. Financial Statement as of June 30, 2010
2. The Report of material events field with the Stock Exchange of Thailand ("SET") from June - August 2010

82-4299

RECEIVED

2010 SEP -3 A 7:52

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Report of material events field with the Stock Exchange of Thailand ("SET") from 1 June 2010 to 30 August 2010





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Symbol	ITD
Source	ITD
Headline	Operating Result for Quarter 2/2010
Date/Time	24 Aug 2010 13:14:00

The translation

With reference to the Company's financial statements for the period ending 30th June 2010 submitted to SET on 16th August 2010. The net loss attributable to the equity holders of the Company for the period ending 30th June 2010 was Baht 66.27 million. This was a decrease of net income from the same period of the previous year of Baht 122.40 million or 218.05%.

The Company wishes to explain the reasons contributing to the decrease of the net income attributable to the equity holders of the Company of more than 20% as follows:

1. The Company had a gain from convertible debentures buyback and cancellation of Baht 135.07 million which decreased from the same period of the previous year by Baht 368.32 million or 73.17% because, in the first half of 2010, the Company had the convertible debentures buyback and cancellation of US$ 20.20 million which decreased from the same period of previous year by US$ 17.50 million or 46.42%.
2. The Company had other income of Baht 236.29 million which decreased from the same period of the previous year by Baht 217.61 million or 47.94% partially from the decrease in income from the insurance claims and other claims on the project owners in some projects.
3. The Company had a gain on the exchange rate of Baht 40.37 million, which decreased from the same period of the previous year by Baht 101.99 million or 71.64% according to the Baht appreciation and the decrease of a gain on the mark-to-market of derivative contract for the exchange rate exposure of a subsidiary.
4. The Company had set up the allowance for doubtful accounts of Baht 80.56 million mainly from the allowance for doubtful accounts in their Indian subsidiary.

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

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Symbol	ITD
Source	ITD
Headline	signed the Contract
Date/Time	16 Aug 2010 17:56:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on August 2,2010 the Company signed the Contract with Metropolitan Waterworks Authority for The Transmission Tunnel Rehabilitation and Related works, Contract No. G-TN-R2-7

The details of the contract works are as follows:-

Description of works : Transmission Tunnel Rehabilitation and Related Works by installation of a steel tube into an existing concrete tunnel, including water leakage investigation, soil improvement by void filling & grouting method to prevent subsoil settlement, and the installation of valves & steel pipe in some valve chambers. The Works are divided into four sections as below:

Section I : From Si Phraya VC to Lumpini VC with the total length 2.4 km.
Section II : From Pradipat VC to Sipraya VC with the total length 7.5 km.
Section III : From Lad Ya (Klong San) RS to Tha Phra RS with the total length 3.7 km.
Section IV : From Lumpini VC to Lumpini DS with the total length 0.186 km.

Contract Value : Baht 762,189,530 (VAT Exemption because of JICA Loan)

Period of Works : 790 days

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

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Symbol	ITD
Source	ITD
Headline	Reviewed Quarter 2 and Consolidated F/S (F45-3)
Date/Time	16 Aug 2010 17:54:00

(Reviewed Quarter-2 and Consolidated F/S (F45-3))
Report: Reviewed Quarterly Financial Statements
Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Reviewed
(In thousands)
Ending 30 June

The Consolidated Financial Statement

	Quarter 2		For 6 Months	
Year	2010	2009	2010	2009
Net profit (loss)	(256,236)	47,501	(66,267)	56,137
EPS (baht)	(0.06)	0.01	(0.02)	0.01

The Company Financial Statement

	Quarter 2		For 6 Months	
Year	2010	2009	2010	2009
Net profit (loss)	(182,627)	209,540	(61,266)	304,261
EPS (baht)	(0.04)	0.05	(0.01)	0.07

Type of report:
Qualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________________
( )
Position

Authorized to sign on behalf of the company

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ตลาดหลักทรัพย์แห่งประเทศไทย
The Stock Exchange of Thailand

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Symbol	ITD
Source	ITD
Headline	Signed the Head Construction Contract
Date/Time	03 Aug 2010 13:13:00

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on June 21, 2010 the Company signed the Head Construction Contract with Natural Energy Development Co., Ltd., (NED) for the Design, Build, Test and Commission on a Consortium Basis 55 MW(net) AC Photovoltaic Solar Power Plant Project, Lopburi Province.

The details of the contract works are as follows:-

Description of works : - To install a Facility, consisting of a 55 MW(net) AC Photovoltaic Solar Power Plant and ancillary equipment to be constructed in Lop Buri Province, for the sale net electrical output of the facility to the Electricity Generating Authority of Thailand.

- Design, engineering, supply, construction, testing, and commissioning of the Facility and the remedying of any defects.

Contract Value : Baht 1,360,658,754 (Including VAT)

Period of Works : 24 months

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Auditor's Review Report and Interim Financial Statements of

Italian-Thai Development Public Company Limited and Subsidiaries

For the Three-month and Six-month Periods Ended
30 June 2010





REVIEW REPORT OF INDEPENDENT AUDITOR

Grant Thornton Limited
18th Floor Capital Tower
All Seasons Place
87/1 Wireless Road Lumpini
Pathumwan Bangkok 10330 Thailand

T +66 2 205 8222
F +66 2 654 3339
www.grantthornton.co.th

To the Board of Directors of Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet as at 30 June 2010 of Italian-Thai Development Public Company Limited and subsidiaries and joint ventures, and the related consolidated statements of income for the three-month and six-month periods ended 30 June 2010 and 2009, and consolidated statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2010 and 2009. I have also reviewed the separate balance sheet as at 30 June 2010 of Italian-Thai Development Public Company Limited, and the related separate statements of income for the three-month and six-month periods ended 30 June 2010 and 2009, and statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2010 and 2009. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews. I did not review the financial statements of two overseas branches, two overseas subsidiaries and four overseas joint ventures with total assets as at 30 June 2010 comprising 30.04% of consolidated assets, and total revenues for the three-month and six-month periods ended 30 June 2010 comprising 38.00% and 38.74%, respectively, of consolidated revenues. Such total assets and revenues as included in the consolidated financial statements were reviewed by other auditors whose reports have been furnished to me. My report, in so far as it relates to those overseas branches, subsidiaries and joint ventures, are based on the reports of those other auditors.

Except for the matters discussed in the third to seventh paragraphs, I conducted my reviews in accordance with auditing standard applicable to review engagement. That standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review is limited primarily to inquiries of the Company personnel and analytical review procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit. Accordingly, I do not express audit opinion on these reviewed financial statements.

The consolidated financial statements for the three-month and six-month periods ended 30 June 2010 include the financial statements of two overseas joint ventures with total assets comprising 1.64% of consolidated assets as at 30 June 2010 and total revenues for each period then ended comprising 1.89% and 2.06%, respectively, of consolidated revenues, and values of investments in associated companies, accounted for under the equity method, represent 0.61% of consolidated assets. Those financial statements are based on financial information complied by the management of such associated companies which have not been reviewed by auditors because the joint ventures and associated companies are not under the control of the Company's management. However, the management of the Company believes that there will not be significant variances had the financial statements of those joint ventures and associated companies been reviewed by their auditors.

The consolidated financial statements as at 30 June 2010 include earned revenues not yet billed of a Joint Venture proportionated to the Company of Baht 659.25 million, which represents the recognized revenues for work done to one local customer (Government Enterprise) but have not been certified, beyond the normal period of certification, to accept the work. As a result, the Joint Venture has not been able to determine the age of the collection of such receivable. Currently, the Joint Venture is rectifying the situation to make the full collection by filing the claim for payment to the arbitrator and believe that there will be no indemnification for this part.

Based on the review report of other auditor of an overseas subsidiary company, trade accounts receivable as at 30 June 2010 include variation order claims of Baht 352.03 million, for which income had been recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 156.47 million. Trade accounts receivable of such subsidiary company as at 30 June 2010 also include Baht 236.27 million, billed for work done which have not been certified by customers beyond normal period of certification. Considering the nature of the subsidiary company's business, management is unable to determine the age of such bills. Currently, the subsidiary company is rectifying the situation to make the full collection and therefore has not set up any provision for non collection in the financial statements.

Based on the review report of other auditor of an overseas subsidiary company, trade accounts receivable as at 30 June 2010 includes amount of Baht 85.53 million of a foreign subsidiary's customer that has defaulted the payment after entering into the payment schedule in the earlier years. The subsidiary is in progress of arranging for further rescheduling of the payment schedule with such customer. The realization of this trade account receivable is dependent upon finalization of the rescheduled payment plan and the customer adhering to the same. The subsidiary believes that the amount can be collected in full and has not set up provision for this.

Trade accounts receivable and earned revenues not yet billed of a subsidiary company as at 30 June 2010 of Baht 654.83 million, billed for work done since the year 2008, but has not been certified by Government Enterprise beyond normal period of certification with the excusation that the subsidiary company used materials differently from those specified in the agreement. The subsidiary company has recently filed the claim for partial payment to the Administrative Court of Baht 311.36 million plus damages from the business interruption of Baht 59.96 million. The Company's management believes that such receivable can be collected in full and therefore, has not set up any allowance for doubtful accounts.

Based on my review and the reports of other auditors, except for the effects on the consolidated financial statements for the three-month and six-month periods ended 30 June 2010 of the review scope limitation described in the third paragraph and except for the impact (which may occur and cannot yet be assessed) of the matters discussed in the fourth, fifth, sixth and seventh paragraphs which depends on the judicial process in the future, the acceptance by customer and the compliance with plan by customer which other auditor unable to assess currently, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without modifying my above review report, I draw attention to the followings:

1) As discussed in Note 24 to the financial statements, at the beginning of the year 2007, the Company and a local Joint Venture received a letter from The National Assets Examination Committee (NAEC) requesting cooperation for the inspection of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport. The Company and Joint Venture have not received any claim for damages on baggage handling and bomb scanners. The management believes that the Company and its joint venture do not have to be responsible for any indemnification.

2) As discussed in Note 7 to the financial statements, the Company has investment in a potash mine project of Baht 3,236 million that the concession for potash mining has been in process. Nevertheless, Minister of Industry had set up the committee consisting of representatives from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned in the near future since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will not be any impairment in the value of investment.



I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries, and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2009 in accordance with generally accepted auditing standards and issued my report dated 2 March 2010, expressed a qualified opinion thereon with exceptions on 1) the effect of the collectibility of trade accounts receivable of an overseas subsidiary and a joint venture which are under the judicial process and the follow – up for certification to support the billing for long outstanding work done, 2) unbilled receivables of a Joint Venture, proportionate to the Company which represent the recognized revenues for work done to one local customer (government enterprise) but have not been certified to accept the work beyond the normal period of certification, 3) Trade accounts receivable and earned revenues not yet billed of a subsidiary company, billed for interim work done but have not been certified by Government Enterprise, 4) trade accounts receivable of an overseas subsidiary that had defaulted the payment after entering into the payment schedule in the earlier years for which the subsidiary is in progress arranging for further rescheduling of the payment schedule with such customer and 5) investments in associated companies and the share of loss accounted for under the equity method based on financial information complied by the management of associated companies which have not been audited by auditors. In addition, I also emphasized on 1) the notification from The National Assets Examination Committee to investigate the Company and a joint venture involvement in the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and 2) the Company's investment in a potash mine project which the concession is still being processed from the government that management believes not to be subject to impairment. The consolidated and separate balance sheets as at 31 December 2009, presented for comparative purposes, are an integral part of such audited financial statements. I have not performed any auditing procedures subsequent to such report date.

MR. SOMCKID TIATRAGUL

Certified Public Accountant

Registration No. 2785

Bangkok, Thailand

13 August 2010

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2010 AND 31 DECEMBER 2009

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S		SEPARATE F/S	
		30 June 2010 (Unaudited but reviewed)	31 December 2009 (Audited)	30 June 2010 (Unaudited but reviewed)	31 December 2009 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents		2,635,115	2,342,319	705,980	1,043,880
Fixed deposits		23,256	25,373	22,098	24,221
Restricted deposits with banks	2	278,090	328,994	199,873	255,380
Current investment		586	483	-	-
Current portion of promissory notes receivable		-	751,882	-	751,882
Trade accounts receivable - unrelated parties - net	3	8,341,362	8,047,496	2,904,384	2,719,271
Trade accounts receivable - related parties - net	4	626,216	1,281,004	1,404,958	1,692,241
Short-term loans and advances to subsidiaries and related parties - net	5	127,908	90,108	1,684,530	1,950,107
Earned revenues not yet billed		10,472,179	9,985,610	6,009,599	5,390,300
Retentions receivable due within one year		1,039,489	995,469	769,027	857,990
Inventories and work in progress - net		3,349,235	3,361,100	1,340,884	1,095,848
Income tax withheld at sources		1,554,048	1,975,191	665,490	939,661
Refundable value added tax		394,709	386,264	39,261	39,535
Advances for purchases of machine and construction materials		433,084	497,181	26,137	73,680
Advances for sub-contractors		494,218	447,068	308,316	303,700
Other current assets		255,291	292,035	89,570	94,637
Total Current Assets		30,024,786	30,807,577	16,170,107	17,232,333
NON - CURRENT ASSETS					
Environmental and other guarantees deposit		106,264	174,983	106,264	174,983
Other receivable - related parties	4	440,501	-	812,365	-
Retentions receivable due after one year		174,748	209,754	-	-
Investments in subsidiaries, associated companies, and joint ventures - net	6.1	355,719	339,329	8,160,667	8,096,907
Other long - term investments - net	6.2	2,827,586	2,729,852	2,804,972	2,711,702
Investment in potash mining project	7	3,236,149	3,236,149	-	-
Long - term loans and advances to subsidiaries and related parties - net	8	411,663	389,825	1,484,477	1,290,562
Loan and advances to unrelated parties - net	9	88,610	88,610	88,610	88,610
Land held for sale and development - net		492,287	490,939	-	-
Property, plant and equipment - net	10	14,263,663	14,694,099	7,397,606	8,323,790
Deferred charges		197	1,179	-	-
Goodwill		500,086	500,086	-	-
Other non - current assets		315,966	320,036	66,919	73,872
Total Non - Current Assets		23,213,439	23,174,841	20,921,880	20,760,426
TOTAL ASSETS		53,238,225	53,982,418	37,091,987	37,992,759

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2010 AND 31 DECEMBER 2009

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S		SEPARATE F/S	
		30 June 2010 (Unaudited but reviewed)	31 December 2009 (Audited)	30 June 2010 (Unaudited but reviewed)	31 December 2009 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and short - term loans from financial institutions	11	11,055,018	9,144,057	5,513,352	4,527,011
Current portion of liabilities under trust receipts		360,591	435,818	63,298	50,597
Trade accounts payable - unrelated parties		6,250,535	6,161,720	3,962,944	3,787,166
Receipts in excess of contracts work in progress		106,753	238,189	104,655	238,189
Trade accounts payable - related parties	12	1,466,211	1,693,112	1,419,745	1,384,544
Short-term loans and advances from related parties	13	92,286	65,833	184,274	122,700
Current portion of advances from customers under construction contracts		2,862,605	3,170,366	1,367,657	1,346,213
Current portion of hire purchases payable		407,307	314,910	79,377	147,163
Current portion of long - term notes payable		-	751,882	-	751,882
Current portion of long - term loans	14	549,890	1,048,181	414,901	600,001
Current portion of debentures	15	1,998,857	1,996,423	1,998,857	1,996,423
Income tax payable		30,398	16,348	-	-
Value added tax payable		112,133	146,208	109,645	143,628
Accrued expenses		1,929,285	2,200,506	293,612	275,772
Reserve for project expenses		-	-	-	37,413
Allowance for liabilities of special purpose vehicles		-	306,411	-	306,411
Advance received for land purchase		95	6,506	-	-
Accounts payable for purchase of investments - related parties		62,484	62,484	56,809	56,809
Retentions payable		372,489	445,582	280,274	299,362
Loans from directors	17	146,876	146,876	-	-
Other current liabilities		371,532	646,582	151,556	145,907
Total Current Liabilities		28,175,345	28,997,994	16,000,956	16,217,191
NON - CURRENT LIABILITIES					
Liabilities under trust receipts - net		-	100	-	100
Advances from customers under construction contracts - net		1,751,459	1,405,900	217,317	510,605
Hire - purchases payable - net		579,031	782,593	67,874	95,532
Long - term loans - net	14	2,483,751	1,904,306	1,386,200	1,211,004
Debentures - net	15	4,938,217	4,930,537	4,938,217	4,930,537
Convertible debentures - net	16	2,949,923	3,593,042	2,949,923	3,593,042
Accrued interest on convertible debentures		229,607	213,543	229,607	213,543
Allowance for losses on construction projects		430,013	490,774	427,680	474,493
Deferred gain from sales of assets	4	99,843	-	149,680	-
Other non - current liabilities		170,635	182,914	61,973	66,696
Total Non - Current Liabilities		13,632,479	13,503,709	10,428,471	11,095,552
TOTAL LIABILITIES		41,807,824	42,501,703	26,429,427	27,312,743

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2010 AND 31 DECEMBER 2009

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2010 (Unaudited but reviewed)	31 December 2009 (Audited)	30 June 2010 (Unaudited but reviewed)	31 December 2009 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
Share capital - ordinary share at Baht 1 par value				
Registered - 4,921,678,180 shares	4,921,678	4,921,678	4,921,678	4,921,678
Issued and fully paid - up - 4,193,678,180 shares	4,193,678	4,193,678	4,193,678	4,193,678
Share premium	5,515,363	5,515,363	5,515,363	5,515,363
Unrealised gain on changes in value of investments	309,855	220,433	307,540	222,685
Translation adjustments for foreign currency financial statements	(564,382)	(497,543)	(265,215)	(224,170)
Surplus on dilution of investment in subsidiary companies	158,429	149,586	-	-
Retained earnings				
Appropriated - statutory reserve	427,373	427,373	419,368	419,368
Unappropriated	573,527	639,794	491,826	553,092
Equity attributable to the Company's shareholders	10,613,843	10,648,684	10,662,560	10,680,016
Minority interests - Equity attributable to minority shareholders of subsidiaries	816,558	832,031	-	-
Total Shareholders' Equity	11,430,401	11,480,715	10,662,560	10,680,016
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	53,238,225	53,982,418	37,091,987	37,992,759

_________________ Director

_________________ Director


ITALIAN-THAI DEVELOPMENT PUBLIC CO.

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES (Unaudited but reviewed)

STATEMENTS OF INCOME

FOR THE THREE - MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S		SEPARATE F/S	
		2010	2009	2010	2009
REVENUES	17				
Revenues from construction work		8,743,227	10,080,644	4,384,981	5,546,968
Revenues from sale and services		351,355	291,141	-	-
Total revenues		9,094,582	10,371,785	4,384,981	5,546,968
COSTS	17, 18				
Costs of construction work		7,799,453	9,761,787	4,228,440	5,437,937
Costs of sale and services		348,405	290,099	-	-
Allowance for loss on construction project		-	5,629	-	-
Total costs		8,147,858	10,057,515	4,228,440	5,437,937
Gross income		946,724	314,270	156,541	109,031
Dividend income and shares of profit from the joint ventures		10,323	21,177	15,419	57,273
Interest income		19,871	87,152	32,730	82,133
Gain (loss) on exchange rate		(56,580)	90,377	18,661	22,252
Gain on convertible debentures buyback and cancellation		35,500	503,383	35,500	503,383
Reversal of allowance for impairment of assets		186,093	-	152,697	-
Other income		87,550	212,258	21,795	228,968
Income before expenses		1,229,481	1,228,617	433,343	1,003,040
Selling expenses	18	(4,729)	(2,318)	-	-
Administrative expenses	18	(721,035)	(544,680)	(219,465)	(232,536)
Executive remunerations		(14,588)	(15,170)	(14,588)	(15,170)
Reversal of allowance (allowance) for doubtful accounts		(76,109)	(15,678)	(31,694)	95
Loss on sale of investments		(62,173)	-	(62,173)	-
Loss on impairment of investments		-	-	(8,070)	-
Allowance for project loss with related parties		-	-	10,369	(231,620)
Allowance for impairment and contingent liabilities		(2,184)	(8,594)	(2,184)	(8,594)
Total expenses		(880,818)	(586,440)	(327,805)	(487,825)
Income from operations		348,663	642,177	105,538	515,215
Share of profit (loss) from investments accounted for by equity method		3,777	(38,723)	-	-
Income before financial expenses and income tax		352,440	603,454	105,538	515,215
Financial expenses		(512,436)	(514,186)	(288,165)	(305,675)
Income (loss) before income tax		(159,996)	89,268	(182,627)	209,540
Income tax		(88,149)	(44,518)	-	-
NET INCOME (LOSS)		(248,145)	44,750	(182,627)	209,540
Net income (loss) attributable to:					
The Company's shareholders		(256,236)	47,501	(182,627)	209,540
Minority interests in subsidiaries		8,091	(2,751)	-	-
		(248,145)	44,750	(182,627)	209,540
BASIC EARNINGS PER SHARE					
Net income (loss) (Baht per share)		(0.06)	0.01	(0.04)	0.05
Weighted average number of ordinary shares					
(Thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(Unaudited but reviewed)

STATEMENTS OF INCOME

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S		SEPARATE F/S	
		2010	2009	2010	2009
REVENUES	17				
Revenues from construction work		17,452,089	20,535,511	8,875,144	11,283,573
Revenues from sale and services		827,386	624,416	-	-
Total revenues		18,279,475	21,159,927	8,875,144	11,283,573
COSTS	17, 18				
Costs of construction work		15,771,849	19,564,611	8,361,646	10,757,320
Costs of sale and services		730,951	601,612	-	-
Allowance for loss on construction project		-	5,629	-	-
Total costs		16,502,800	20,171,852	8,361,646	10,757,320
Gross income		1,776,675	988,075	513,498	526,253
Dividend income and shares of profit from the joint ventures		10,323	21,177	28,196	88,691
Interest income		49,218	125,889	71,392	119,718
Gain on exchange rate		40,365	142,354	44,124	62,983
Gain on convertible debentures buyback and cancellation	16	135,068	503,383	135,068	503,383
Reversal of allowance for impairment of assets		186,093	-	152,697	-
Other income		236,286	453,899	120,579	424,690
Income before expenses		2,434,028	2,234,777	1,065,554	1,725,718
Selling expenses	18	(9,908)	(13,465)	-	-
Administrative expenses	18	(1,151,505)	(972,296)	(419,697)	(422,698)
Executive remunerations		(28,661)	(30,339)	(28,661)	(30,339)
Reversal of allowance (allowance) for doubtful accounts		(80,562)	67,769	(27,180)	95,650
Loss on sale of investments		(62,173)	-	(62,173)	-
Loss on impairment of investments		-	-	(8,070)	-
Allowance for project loss with related parties		-	-	(18,359)	(406,328)
Allowance for impairment and contingent liabilities		(4,343)	(17,094)	(4,343)	(17,094)
Total expenses		(1,337,152)	(965,425)	(568,483)	(780,809)
Income from operations		1,096,876	1,269,352	497,071	944,909
Share of profit (loss) from investments accounted for by equity method		3,622	(71,871)	-	-
Income before financial expenses and income tax		1,100,498	1,197,481	497,071	944,909
Financial expenses		(996,274)	(1,035,962)	(558,337)	(640,648)
Income (loss) before income tax		104,224	161,519	(61,266)	304,261
Income tax		(147,559)	(114,989)	-	-
NET INCOME (LOSS)		(43,335)	46,530	(61,266)	304,261
Net income (loss) attributable to:					
The Company's shareholders		(66,267)	56,137	(61,266)	304,261
Minority interests in subsidiaries		22,932	(9,607)	-	-
		(43,335)	46,530	(61,266)	304,261
BASIC EARNINGS PER SHARE					
Net income (loss) (Baht per share)		(0.02)	0.01	(0.01)	0.07
Weighted average number of ordinary shares					
(Thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

(Unaudited but reviewed)

(Unit: Thousand Baht)

	Equity attributable to the Company's shareholders									
						Retained earnings				
CONSOLIDATED	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Foreign currency financial statements translation adjustment	Surplus on dilution of investment in subsidiary company	Statutory reserve	Unappropriated	Equity attributable to the Company's shareholders	Minority interests	Total
Balance - as at 1 January 2009	4,193,678	5,515,363	(263,782)	(609,057)	149,586	427,373	2,413,907	11,827,068	867,618	12,694,686
Unrealised gain on changes in value of investments	-	-	223,556	-	-	-	-	223,556	-	223,556
Translation adjustment for foreign currency financial statements	-	-	-	121,846	-	-	-	121,846	(156,252)	(34,406)
Income (expenses) recognized in shareholders' equity	-	-	223,556	121,846	-	-	-	345,402	(156,252)	189,150
Net income for the period	-	-	-	-	-	-	56,137	56,137	-	56,137
Total income (expenses) recognized in shareholders' equity	-	-	223,556	121,846	-	-	56,137	401,539	(156,252)	245,287
Dividend paid from subsidiary	-	-	-	-	-	-	-	-	(7,195)	(7,195)
Minority interests in subsidiaries for the period	-	-	-	-	-	-	-	-	(9,607)	(9,607)
Balance - as at 30 June 2009	4,193,678	5,515,363	(40,226)	(487,211)	149,586	427,373	2,470,044	12,228,607	694,564	12,923,171
Balance - as at 1 January 2010	4,193,678	5,515,363	220,433	(497,543)	149,586	427,373	639,794	10,648,684	832,031	11,480,715
Unrealised gain on changes in value of investments	-	-	89,422	-	-	-	-	89,422	-	89,422
Translation adjustment for foreign currency financial statements	-	-	-	(66,839)	-	-	-	(66,839)	(22,140)	(88,979)
Income (expenses) recognized in shareholders' equity	-	-	89,422	(66,839)	-	-	-	22,583	(22,140)	443
Net loss for the period	-	-	-	-	-	-	(66,267)	(66,267)	-	(66,267)
Total income (expenses) recognized in shareholders' equity	-	-	89,422	(66,839)	-	-	(66,267)	(43,684)	(22,140)	(65,824)
Dividend paid from subsidiary	-	-	-	-	-	-	-	-	(7,422)	(7,422)
Adjust minority interests	-	-	-	-	8,843	-	-	8,843	(8,843)	-
Minority interests in subsidiaries for the period	-	-	-	-	-	-	-	-	22,932	22,932
Balance - as at 30 June 2010	4,193,678	5,515,363	309,855	(564,382)	158,429	427,373	573,527	10,613,843	816,558	11,430,401

The accompanying notes form an integral part of the interim financial statements.

(Unaudited but reviewed)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

(Unit: Thousand Baht)

SEPARATE F/S	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Foreign currency financial statements translation adjustment	Retained earnings		Total
					Statutory reserve	Unappropriated	
Balance - as at 1 January 2009	4,193,678	5,515,363	(130,918)	(252,381)	419,368	1,821,505	11,566,615
Unrealised gain on changes in value of investments	-	-	216,291	-	-	-	216,291
Translation adjustment for branches' foreign currency financial statements	-	-	-	6,159	-	-	6,159
Income recognized in shareholders' equity		-	216,291	6,159	-	-	222,450
Net income for the period	-	-	-	-	-	304,261	304,261
Balance - as at 30 June 2009	4,193,678	5,515,363	85,373	(246,222)	419,368	2,125,766	12,093,326
Balance - as at 1 January 2010	4,193,678	5,515,363	222,685	(224,170)	419,368	553,092	10,680,016
Unrealised gain on changes in value of investments	-	-	84,855	-	-	-	84,855
Translation adjustment for branches' foreign currency financial statements	-	-	-	(41,045)	-	-	(41,045)
Income recognized in shareholders' equity	-	-	84,855	(41,045)	-	-	43,810
Net loss for the period	-	-	-	-	-	(61,266)	(61,266)
Balance - as at 30 June 2010	4,193,678	5,515,363	307,540	(265,215)	419,368	491,826	10,662,560

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES (Unaudited but reviewed)

STATEMENTS OF CASH FLOWS

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	2010	2009	2010	2009
Cash flows from operating activities				
Income (loss) before taxation	104,224	161,519	(61,266)	304,261
Adjustments:-				
Unrealised gain on exchange rate	(95,264)	(102,497)	(83,683)	(76,512)
Gain on convertible debentures repurchasing and cancellation	(135,068)	(503,383)	(135,068)	(503,383)
Reversal of allowance impairment of assets	(186,093)	-	(152,697)	-
Dividend and shares of profit from the joint ventures	(10,323)	(21,177)	(28,196)	(88,691)
Allowance (reversal of allowance) for doubtful accounts	80,562	(29,286)	27,180	(95,650)
Loss on sale of investments	62,173	-	62,173	-
Loss on impairment of investments	-	-	8,070	-
Share of loss (profit) from investments accounted for by equity method	(3,622)	71,871	-	-
Depreciation and amortisation	1,123,525	1,233,620	561,040	708,814
Financial expenses	996,274	1,035,962	558,337	640,648
Allowance for loss on construction project	-	5,629	-	-
Allowance for project loss with related parties	-	-	18,359	406,328
Allowance for impairment and contingent liabilities	4,343	17,094	4,343	17,094
Net income from operating activities before changes in operating assets and liabilities	1,940,731	1,869,352	778,592	1,312,909
Decrease (increase) in operating assets:-				
Trade accounts receivable - unrelated parties	459,723	(303,428)	630,846	(75,078)
Trade accounts receivable - related parties	744,550	(176,249)	(8,667)	(262,459)
Short-term loans and advances to subsidiaries and related parties	101,084	(144,152)	187,271	(761,810)
Earned revenues not yet billed	(547,330)	890,097	(666,112)	130,485
Retentions receivable	(9,388)	354,957	88,770	181,400
Inventories and work in progress	10,517	775,544	(245,036)	336,341
Refundable value added tax	(8,445)	5,818	274	(7,322)
Advances for purchases of machine, materials and land awaiting development	64,097	8,769	47,543	(21,784)
Advances to subcontractors	(47,150)	(20,317)	(4,616)	4,204
Deferred charges	(271)	(2,904)	-	-
Other current assets	36,224	(150,867)	4,547	(67,390)
Other non-current assets	664	(69,008)	3,546	17,804
Increase (decrease) in operating liabilities:				
Trade accounts payable - unrelated parties	(259,313)	(413,866)	26,948	(89,551)
Trade accounts payable - related parties	(689,929)	137,130	35,201	(45,963)
Receipts in excess of contract work in progress	(131,436)	235,767	(133,534)	235,410
Advances from customers under construction contracts	37,798	(1,002,347)	(271,844)	(100,097)
Value added tax payable	(34,075)	28,329	(33,983)	33,056
Accrued expenses	(271,221)	44,552	17,840	(33,103)
Reserve for project expenses	-	(4,900)	(37,413)	(4,900)
Allowance for contingent liabilities	(310,754)	(323,505)	(310,754)	(323,505)
Advance received for land purchase	(6,411)	(4,966)	-	-
Retentions payable	(73,093)	(60,172)	(19,088)	(37,792)
Deferred gain from sales of assets	99,843	-	149,680	-
Other current liabilities	(287,325)	138,923	(5,378)	(108,614)
Other non-current liabilities	(12,278)	(11,867)	(4,722)	(11,867)
Cash received from operations	806,812	1,800,690	229,911	300,374
Income tax refund	434,486	15,696	414,809	-
Income tax payment	(156,396)	(335,578)	(140,638)	(207,077)
Net cash provided from operating activities	1,084,902	1,480,808	504,082	93,297

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

(Unaudited but reviewed)

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	2010	2009	2010	2009
Cash flows from investing activities				
Decrease in restricted deposits with banks	53,021	96,277	57,630	97,116
Increase in loans and advances to unrealted parites	-	(417)	-	-
Proceed from disposal of fixed assets	317,067	145,042	78,672	59,277
Purchases of fixed assets	(592,394)	(300,710)	(92,621)	(142,090)
Increase in investments in subsidiaries, associated companies and joint ventures	(16,333)	(18,750)	(69,330)	(25,866)
Cash received from dividend and shares of profit from the joint ventures	10,323	21,177	28,196	88,691
Increase in other long-term investments	(70,588)	(339,919)	(70,588)	(339,919)
Net cash used in investing activities	(298,904)	(397,300)	(68,041)	(262,791)
Cash flows from financing activities				
Interest payment	(939,971)	(907,056)	(505,781)	(570,404)
Increase (decrease) in bank overdrafts and short-term loans from financial institutions	1,910,961	171,896	986,341	(640,240)
Increase (decrease) in loans and advances from related parties	26,453	(39,758)	61,574	1,446
Decrease in long-term loans	(563,048)	(4,167,169)	(654,106)	(3,614,371)
Decrease in hire - purchases payable	(235,053)	(635,748)	(109,144)	(171,459)
Increase (decrease) in liabilities under trust receipts	(75,327)	94,350	12,601	(716)
Decrease in loans from directors	-	(6,902)	-	-
Proceed from issuance of debentures	-	4,922,517	-	4,922,517
Payment for convertible debentures repurchasing and cancellation	(524,381)	(726,862)	(524,381)	(726,862)
Dividend of subsidiary company	(7,422)	(7,195)	-	-
Net cash used in financing activities	(407,788)	(1,301,927)	(732,896)	(800,089)
Translation adjustment on foreign currency financial statements	(85,414)	(22,002)	(41,045)	6,159
Net increase (decrease) in cash and cash equivalents	292,796	(240,421)	(337,900)	(963,424)
Cash and cash equivalents at beginning of period	2,342,319	4,007,509	1,043,880	2,585,064
Cash and cash equivalents at end of period	2,635,115	3,767,088	705,980	1,621,640
Supplemental cash flows information				
Non cash transactions:-				
Unrealised gain on changes in value of investments	89,422	223,556	84,855	216,291
Transfer land held for sale and development to inventories	1,348	(67,182)	-	-

The accompanying notes form an integral part of the interim financial statements.

1. GENERAL INFORMATION

1.1 Corporate information

Italian - Thai Development Public Company Limited ("the Company") is incorporated and domiciled in Thailand. The Company is principally engaged in the construction business. The Company has 3 overseas branches and 2 project offices. There has been no change in shareholders structure during the period.

1.2 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 34 (amended 2007) "Interim financial reporting" whereby the Company chooses to present its interim financial statements in the condensed form. However, additional line items are presented in the balance sheets and the statements of income, changes in shareholders' equity, and cash flows in the same manner as the annual financial statements.

The interim financial statements are intended to provide information in addition to those included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances to avoid repetition of information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements for the year ended 31 December 2009.

The interim financial statements are officially prepared in Thai language. The translation of the interim financial statements to other language must be in compliance with the official financial report in Thai.

During the year 2010, the Federation of Accounting Professions had announced the new and amendments to some accounting standards and financial reporting standards, which are effective for the accounting periods beginning on or after 1 January 2011 and 1 January 2013. The management is presently considering the potential impact of adopting and initial application of these new and amended accounting standards and financial reporting standards.

1.3 Basis of consolidation

The consolidated interim financial statements are prepared with the same bases as applied for the consolidated financial statements for the year ended 31 December 2009, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period, except for the following matter:

- On 18 March 2010, the Company purchased its share capital from other shareholders of Italthai Trevi Co., Ltd. of Baht 3.50 million. This increases the percentage of shareholding in such subsidiary from 86.56% to 90.94%.

- On 26 March 2010, the Company paid for share capital increase in Siam Concrete and Brick Products Co., Ltd. of Baht 42.00 million. This increases the percentage of shareholding in such subsidiary from 99.70% to 99.80%.

- On 30 June 2010, the Company paid for share capital increase in Nha Pralan Crushing Plant Co., Ltd. of Baht 10.00 million. This increases the percentage of shareholding in such subsidiary from 99.91% to 99.99%.

The consolidated financial statements for the three-month and six-month periods ended 30 June 2010 include the financial statements of two overseas joint ventures with total assets comprising 1.64% of consolidated assets as at 30 June 2010 and total revenues for each period then ended comprising 1.89% and 2.06%, respectively, of consolidated revenues, and values of investments in associated companies, accounted for under the equity method, represent 0.61% of consolidated assets. Those financial statements are based on financial information complied by the management of such associated companies which have not been reviewed by auditors because the joint ventures and associated companies are not under the control of the Company. However, the management of the Company believes that there will not be significant variances had the financial statements of those joint ventures and associated companies been reviewed by their auditors.

The consolidated financial statements as at 30 June 2010 and 31 December 2009 and for the six-month periods ended 30 June 2010 and 2009 include the proportion of the assets, liabilities, revenues and expenses of the Joint Ventures as follows : -

(Unit : Thousand Baht)

	Consolidated	
	30 June 2010	31 December 2009
Current assets	7,157,689	6,730,544
Non-current assets	1,774,914	986,882
Current liabilities	5,241,399	6,002,004
Non-current liabilities	1,533,546	529,515

(Unit : Thousand Baht)

	For the six-month periods ended 30 June	
	2010	2009
Revenues	4,056,542	5,300,896
Expenses	3,788,626	5,449,435

The Company did not include the financial statements of Asia Pacific Resources Ltd. (Indirect subsidiary of Sin Rae Muang Thai Co., Ltd.), the parent company of Asia Pacific Potash Corporation Limited, in the consolidated financial statements as the Company acquired shares of such companies as investment since year 2006 and presented then as investments in potash mine project by the cost method because such companies has not been operated and their business are totally different from the core business of the Company. The consolidation of such companies in the consolidated financial statements do not affect the financial position of the Company. Currently, the Company is in the process of restructuring the shareholding in such companies and expect to finish the restructuring in the near future.

1.4 Summary of significant accounting policies

The interim financial statements are prepared with the same accounting policies and methods of computation as were used for the preparation of the financial statements for the year ended 31 December 2009.

2. RESTRICTED DEPOSITS WITH BANKS

As at 30 June 2010, saving and fixed deposits of the Company and its subsidiaries totaling approximately Baht 77.74 million (31 December 2009 : Baht 73.14 million) have been pledged with banks as collaterals for loans obtained by the Company to finance specific projects, and saving deposits of approximately Baht 102.83 million (31 December 2009 : Baht 134.87 million) have been pledged with the bank as collaterals for standby letters of credit. Fixed deposits amounting to Baht 97.52 million (31 December 2009 : Baht 120.99 million) have been pledged as required in the normal course of businesses of Company, subsidiaries, joint ventures and the overseas branches. Most of these restricted deposits with banks are turned over within one year so they are classified as current assets.

3. TRADE ACCOUNTS RECEIVABLE – UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 30 June 2010 and as at 31 December 2009 are as follows :-

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
Receivable Ages	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Less than 3 months	5,310,795	5,259,704	2,734,451	2,598,012
3 – 6 months	527,566	760,250	56,947	40,452
6 – 12 months	781,992	408,039	16,569	32,975
More than 12 months	2,368,374	2,179,446	579,175	524,625
Total	8,988,727	8,607,439	3,387,142	3,196,064
Less : Allowance for doubtful accounts	(647,095)	(559,943)	(482,758)	(476,793)
Net	8,341,632	8,047,496	2,904,384	2,719,271

The Company has set up a full allowance for doubtful accounts for receivables from major private customers that have been overdued for more than 12 months and at 50 percent for those accounts overdued for more than 6 months.

Trade accounts receivable as at 30 June 2010 and as at 31 December 2009 include variation order claims of Baht 352.03 million and Baht 361.81 million, respectively, for which income had been recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 156.47 million and Baht 160.81 million, respectively. Trade accounts receivable of such subsidiary company as at 30 June 2010 and as at 31 December 2009 also include Baht 236.27 million and Baht 242.84 million, respectively, billed for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company's business, management is unable to determine the age of such bills. Currently, the subsidiary company is rectifying the situation to make the full collection.

Trade accounts receivable as at 30 June 2010 and as at 31 December 2009 include amount of appropriately Baht 85.53 million and Baht 87.91 million, respectively, of a foreign subsidiary's customer that had defaulted the payment after agreeing to the payment schedule in the earlier years. The subsidiary is in progress arranging for further rescheduling of the payment schedule with such customer. The realization of this trade account receivable is dependent upon finalization of the rescheduled payment plan and the customer adhering to the same. Such subsidiary company believes to be able to make the full collection, and therefore, has not set up any allowance for non – collection.

Trade accounts receivable and earned revenues not yet billed of a subsidiary company as at 30 June 2010 and as at 31 December 2009 of Baht 654.83 million, billed for work done since the year 2008, has not been certificated by Government Enterprise beyond normal period of certification with the excusation that the subsidiary company used materials differently from those specified in the agreement. The subsidiary company has recently filed the claim for partial payment to the Administrative Court of Baht 311.36 million plus damages from the business interruption of Baht 59.96 million. The Company's management believes that such receivable can be collected in full and therefore, has not set up any allowance for doubtful accounts.

4. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances as at 30 June 2010 and as at 31 December 2009 are as follows :-

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	155,614	164,614
IOT Joint Venture	-	-	62,847	69,588
Asian Steel Products Co., Ltd	-	-	813	785
Thai Pride Cement Co., Ltd.	-	-	6,540	24,021
ITD – NCC Joint Venture (NT-2)	-	-	12,241	1,250,803
ITD – ETF Joint Venture	-	-	1,198	429
PT. Thailindo Bara Pratama	-	-	508,637	448,246
Italian – Thai International Co., Ltd.	-	-	31,534	31,534
IN Joint Venture	-	-	3,642	3,336
Italthai Marine Co., Ltd.	-	-	25,657	20,595
Bhaka Bhumi Development Co., Ltd.	-	-	56,978	68,587
Siam Concrete and Brick Products Co., Ltd.	-	-	541	9,218
ITD-Nawarat (L.L.C)	-	-	65,751	58,639
Aquathai Co., Ltd.	-	-	6,233	6,157
Nha Pralan Crushing Plant Co., Ltd.	-	-	22,323	20,332
Italthai Trevi Co., Ltd.	-	-	3,656	4,243
Italian-Thai Land Co., Ltd.	-	-	8,205	8,205
Italian-Thai Power Co., Ltd.	-	-	46,203	38,795
Saraburi Construction Technology Co., Ltd.	-	-	7,527	12,227
ITD-ITDCEM JV	-	-	11,829	185,006
ITD-SQ Joint Venture	-	-	34,032	3,514
Sarithorn Co., Ltd.	-	-	271	58,469
Thai Maruken Co., Ltd.	-	-	4,325	12,821
ITD Cementation India Limited	-	-	8,635	13,512
Khunka Palang Thai Co.,Ltd.	-	-	13,020	-
ITD-MADAGASCAR S.A.	-	-	390	-
Total	-	-	1,098,642	2,513,676
Less : Allowance for doubtful accounts	-	-	(105,490)	(1,349,181)
Net	-	-	993,152	1,164,495

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Associated companies				
MCRP Construction Corporation, Philippines	687,707	687,707	635,836	635,836
Sino Lao Aluminum Corporation Limited	16,812	25,030	16,812	24,921
Bangkok Steel Wire Co., Ltd.	7,110	1,786	7,110	1,786
Thai Contractors Assets Co., Ltd.	13,857	16,913	13,857	13,437
ATO-Asia Turnouts Co., Ltd.	32,673	16,818	32,673	16,818
Total	758,159	748,254	706,288	692,798
Less : Allowance for doubtful accounts	(687,707)	(687,707)	(635,836)	(635,836)
Net	70,452	60,547	70,452	56,962
Related parties				
Nam Thuen 2 Power Co., Ltd.	15,092	65,596	-	-
Italthai Engineering Co., Ltd.	4,849	17,681	4,813	17,645
Siam Steel Syndicate Plc.	4,310	8,494	4,310	6,196
Italthai Industrial Co., Ltd.	3,150	1,048	2,958	1,045
Ao Siam Marine Co., Ltd.	6,605	129,626	6,605	129,626
Nawarat Patanakarn Plc.	43,950	12,604	35,766	12,563
Ao Po Grand Marina Co., Ltd.	88,578	84,793	88,578	84,793
Baan Rimnam Chaopraya Co., Ltd.	-	460	-	460
Asia Pacific Potash Corporation Limited	22,335	22,329	22,335	22,329
Toyo-Thai Corporation Ltd.	4,749	37,299	4,749	37,299
Thai Rent All Co., Ltd.	365	365	-	-
Suvarnnabhumi Entertainment Co., Ltd.	57,802	57,802	57,802	57,802
Saraburi Coal Co., Ltd.	11,657	11	11,657	11
Amari Estate Co., Ltd.	51,922	21,661	51,922	21,661
NWR – SBCC Joint Venture	154,376	160,466	154,346	158,668
Others	43,200	43,119	126	9,240
Total	512,940	663,354	445,967	559,338
Less : Allowance for doubtful accounts	(112,588)	(88,554)	(104,613)	(88,554)
Net	400,352	574,800	341,354	470,784

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Outstanding balances and portion of other joint ventures partners				
ITO Joint Venture	93,368	98,768	-	-
IOT Joint Venture	37,708	41,753	-	-
ITD – NCC Joint Venture (NT-2)	4,896	500,321	-	-
IN Joint Venture	1,784	1,635	-	-
ITD – ETF Joint Venture	420	150	-	-
Others	17,236	3,030	-	-
Total	155,412	645,657	-	-
Trade accounts receivable - related parties - Net	626,216	1,281,004	1,404,958	1,692,241

The aging of outstanding balances of trade accounts receivable - related parties as at 30 June 2010 and as at 31 December 2009 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
Outstanding Ages	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Less than 3 months	219,745	375,720	329,425	660,374
3 – 6 months	141,219	109,030	200,881	130,306
6 – 12 months	63,873	138,654	142,564	92,103
More than 12 months	993,699	1,433,862	1,578,027	2,883,030
Total	1,418,536	2,057,266	2,250,897	3,765,813
Less : Allowance for doubtful accounts	(792,320)	(776,262)	(845,939)	(2,073,572)
Net	626,216	1,281,004	1,404,958	1,692,241

During the period, the Company has made a provision for loss on non collection of trade receivable from related parties in the separate financial statements totaling Baht 23.17 million, since those related parties have significant loss from their operations and may not be able to repay their debts.

During the period, the Company transfers trade accounts receivable – related parties and allowance for doubtful accounts totaling Baht 1,250.80 million to long term loan to related parties and allowance for doubtful accounts in accordance with joint venture agreement.

Other receivable – related parties as at 30 June 2010 and as at 31 December 2009 are as follows :-

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Joint Venture				
(eliminated from consolidated financial statements)				
ITD-SQ Joint Venture	-	-	743,728	-
Related party				
NWR – SBCC Joint Venture	68,637	-	68,637	-
Outstanding balances and portion of other joint venture partners				
ITD-SQ Joint Venture	371,864	-	-	-
Total	440,501	-	812,365	-

During the period, the Company sold some equipment to related company and a joint venture with the deferred payment term starting in the year 2014 to 2019 with gain from sales of Baht 99.84 million in the consolidated financial statements and Baht 149.68 million in the separate financial statements for the six-month period ended 30 June 2010. The Company also charges interest on the deferred payment at the rate of MLR per annum. The Company recorded this as other receivable – related parties in the consolidated and separate balance sheet as at 30 June 2010. However, such sales transactions do not meet all conditions under accounting standards No. 37(revised 2007) (will be changed to accounting standards No. 18). Therefore, the Company recognize such gain on sales as "deferred gain from sales of assets", as part of "non current liabilities" in the consolidated and separate balance sheet as at 30 June 2010.

5. SHORT - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD - EGC Joint Venture	-	-	873,780	1,026,261
Bhaka Bhumi Development Co., Ltd.	-	-	253,468	352,461
Siam Concrete and Brick Products Co., Ltd.	-	-	-	34,569
Italthai Trevi Co., Ltd.	-	-	12,000	9,000
PT. Thailindo Bara Pratama	-	-	863,268	870,302
ITD Cementation India Limited	-	-	29,739	17,212

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Subsidiaries and Joint Ventures				
ITD-Nawarat (L.L.C)	-	-	273,757	273,350
ITD – ITDCEM JV	-	-	4,680	4,719
Italthai Marine Co., Ltd.	-	-	42,000	30,000
Others	-	-	36	24
Total	-	-	2,352,728	2,617,898
Less : Allowance for doubtful accounts	-	-	(668,198)	(667,791)
Net	-	-	1,684,530	1,950,107
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Less : Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	-	-	-	-
Related companies				
Obayashi Corporation	1,308	1,308	-	-
Sahakol Equipment Co., Ltd.	126,600	88,800	-	-
Total	127,908	90,108	-	-
Short - term loans and advances to related parties - net	127,908	90,108	1,684,530	1,950,107

Significant movements in the short - term loans and advances to subsidiaries and related parties for the six-month period ended 30 June 2010 are as follows :

(Unit : Thousand Baht)

	1 January 2010	During the period Increase	During the period Decrease	30 June 2010
Subsidiaries and Joint Ventures				
ITD - EGC Joint Venture	1,026,261	-	152,481	873,780
Bhaka Bhumi Development Co., Ltd.	352,461	-	98,993	253,468
Siam Concrete and Brick Products Co., Ltd.	34,569	-	34,569	-
Italthai Trevi Co., Ltd.	9,000	3,000	-	12,000
PT. Thailindo Bara Pratama	870,302	16,976	24,010	863,268
ITD Cementation India Limited	17,212	12,527	-	29,739
ITD-NAWARAT (L.L.C)	273,350	407	-	273,757
ITD – ITDCEM JV	4,719	-	39	4,680
Italthai Marine Co., Ltd.	30,000	12,000	-	42,000
Other	24	12	-	36
Total	2,617,898	44,922	310,092	2,352,728
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	-	-	4,600
Total	2,622,498	44,922	310,092	2,357,328

During the period, the Company has made a provision for loss on non collection of short-term loan and advance to related parties in the separate financial statements totaling amount Baht 0.41 million in consideration that such parties have loss from their operations and may not be able to repay their debts.

6. INVESTMENTS IN RELATED PARTIES

6.1 Investments in subsidiaries, associated companies, and joint ventures

Investments in subsidiaries and joint ventures

The movements in investments in subsidiaries and joint ventures for the six-month period ended 30 June 2010 are as follows :-

(Unit : Thousand Baht)

	Separate F/S
Balance as at 1 January 2010	7,711,999
Add : Additional investments	55,500
Less : Allowance for impairment	(8,070)
Balance as at 30 June 2010	7,759,429

Investments in subsidiaries and joint ventures as at 30 June 2010 and 31 December 2009 comprise investments in the following:-

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 30 Jun 2010	Percentage of shareholding 31 Dec 2009	Separate F/S Cost 30 Jun 2010	Separate F/S Cost 31 Dec 2009
			Percent	Percent		
Investments in subsidiaries						
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000
Less : Allowance for impairment					(400,000)	(400,000)
Net					-	-
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,300,000	99.99	99.99	1,585,000	1,585,000
Sin Rae Muang Thai Co., Ltd.	Mining business	3,500,000	99.99	99.99	3,499,999	3,499,999
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	11,000	99.99	99.91	10,999	999
Less : Allowance for impairment					(9,069)	(999)
Net					1,930	-
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	126,000	99.80	99.70	124,296	82,296
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000
Italthai Trevi Co., Ltd.	Foundation and piling work services	80,000	90.94	86.56	84,189	80,689
Asian Steel Product Co., Ltd.	Manufacture and distribution of large steel pipes	20,000	69.90	69.90	7,004	7,004
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams for foundation construction work	20,000	50.96	50.96	10,196	10,196
Italian-Thai Land Co., Ltd.	Not yet operational	10,000	99.99	99.99	50	50
Less : Allowance for impairment					(50)	(50)
Net					-	-
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	99.94	99.94	650	650
Less : Allowance for impairment					(650)	(650)
Net					-	-
Khunka Palang Thai Co., Ltd.	Not yet operational	1,000	66.86	66.86	271	271
Less : Allowance for impairment					(271)	(271)
Net					-	-
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	74.93	74.93	50	50
Less : Allowance for impairment					(50)	(50)
Net					-	-
Italian Thai Power Co., Ltd.	Production and distribution of electricity	100,000	99.99	99.99	100,000	100,000
Saraburi Construction Technology Co., Ltd.	Manufacture, distribution and installation of concrete sheet	250	99.93	99.93	250	250
Asia Logistics Development Co., Ltd.	Not yet operational	1,000	99.93	99.93	999	999
Asia Industrial and Port Corporation Co., Ltd.	Not yet operational	1,000	99.93	99.93	999	999

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 30 Jun 2010	31 Dec 2009	Separate F/S Cost 30 Jun 2010	31 Dec 2009
			Percent	Percent		
Overseas companies						
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483 Thousand Baht	99.99	99.99	1,483	1,483
Less : Allowance for impairment					(1,483)	(1,483)
Net					-	-
PT. Thailindo Bara Pratama	Coal digestion services	25,250 Million IDR	99.99	99.99	108,071	108,071
ITD Cementation India Ltd.	Construction services in India	115 Million INR	69.57	69.57	2,143,951	2,143,951
ITD–MADAGASCAR S.A.	Mining business	20 Million MGA	99.70	99.70	354	354
Total Investments in subsidiaries - net					7,752,313	7,704,883
Investment in joint ventures						
ITD-Nawarat (L.L.C)	Construction services in United Arab Emirates	300,000 UAE	60.00	60.00	977	977
Less : Allowance for impairment					(977)	(977)
Net					-	-
QINA Contracting (L.L.C)	Construction services in United Arab	3 Million UAE	24.00	24.00	7,116	7,116
Total Investments in joint ventures					7,116	7,116
Total Investments in subsidiaries and joint ventures					7,759,429	7,711,999

Investments in associated companies

The movements in investments in associated companies during the six-month ended 30 June 2010 as follows:-

(Unit : Thousand Baht)

	Consolidated F/S	Separate F/S
Balance as at 1 January 2010	339,329	384,908
Add : Additional investments	16,330	16,330
Add : Share of profit from associated companies	3,622	-
Less : Translation adjustment	(3,562)	-
Balance as at 30 June 2010	355,719	401,238

Investments in associated companies as at 30 June 2010 and 31 December 2009 comprise investments in the following :-

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 30 Jun 2010	Percentage of shareholding 31 Dec 2009	Consolidated F/S Equity 30 Jun 2010	Consolidated F/S Equity 31 Dec 2009	Separate F/S Cost 30 Jun 2010	Separate F/S Cost 31 Dec 2009
			Percent	Percent				
Investments in associated companies								
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	5,250	5,250
Less : Allowance for impairment					(5,250)	(5,250)	(5,250)	(5,250)
Net					-	-	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	27,239	20,679	2,450	2,450
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,346	27,346	27,373	27,373
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire	313,000	19.98	19.98	17,196	12,217	71,603	71,603
Praram 9 Square Co., Ltd.	Shopping center development	750,000	20.00	20.00	200,000	200,000	200,000	200,000
Less : Allowance for impairment					(200,000)	(200,000)	(200,000)	(200,000)
Net					-	-	-	-
Thai Contractors Assets Co., Ltd	Real estate development	500,000	15.00	15.00	63,682	67,278	75,000	75,000
Overseas companies								
Asia Steel Corporation	Manufacture, import and export of steel in Philippines	20,000	30.00	30.00	7,800	7,800	7,800	7,800
Less: Allowance for impairment					(7,800)	(7,800)	(7,800)	(7,800)
Net					-	-	-	-
Anamarine Construction SND. BHD.	Construction contractor in Malaysia	65,000 RM	25.00	25.00	198	198	198	198
Less : Allowance for impairment					(198)	(198)	(198)	(198)
Net					-	-	-	-
MCRP Construction Corporation, Philippines	Construction contractor in Philippines	25 Million Peso	24.00	24.00	12,000	12,000	12,000	12,000
Less : Allowance for impairment					(12,000)	(12,000)	(12,000)	(12,000)
Net					-	-	-	-
MCRP Holding Corporation, Philippines	Holding company in Philippines	5 Million Peso	24.00	24.00	3,000	3,000	3,000	3,000
Less : Allowance for impairment					(3,000)	(3,000)	(3,000)	(3,000)
Net					-	-	-	-
Sino Lao Aluminum Corporation Limited	Bauxite mine business in Laos	12 Million USD	34.00	34.00	201,401	209,284	208,482	208,482
ITD Almoayyed Contracting W.L.L.	Construction contractor in Bahrain	500 Thousand BHD	37.50	-	16,330	-	16,330	-
Total Investments in associated companies – net					353,194	336,804	401,238	384,908
Total Investments in subsidiary, associated companies, and joint ventures – net					353,194	336,804	8,160,667	8,096,907

			(Unit : Thousand Baht)					
			Percentage of shareholding		Consolidated F/S Equity		Separate F/S Cost	
	Nature of business	Paid-up Capital	30 Jun 2010	31 Dec 2009	30 Jun 2010	31 Dec 2009	30 Jun 2010	31 Dec 2009
			Percent	Percent				
Investments in associated companies, held by Subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 Million USD	30.00	30.00	296,700	296,700	-	-
Less : Allowance for impairment					(296,700)	(296,700)	-	-
Net					-	-		-
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525	-	-
Allied Enterprise Co., Ltd.	Holding company	1,000	30.00	30.00	300	300	-	-
Less : Allowance for impairment					(300)	(300)	-	-
Net					-	-	-	-
Total					2,525	2,525	-	-
Total Investments – net					355,719	339,329	8,160,667	8,096,907

The Company's and its subsidiaries' equity interest in the above associated companies are generally determined based on the financial statements compiled by the management of those companies which have not been reviewed by their auditors. However, the Company's management believes that there are no significant adjustments to be made to the consolidated interim financial statements.

The Company regularly assesses the values of investments in each subsidiary/associated company and joint venture. The allowance for impairment is promptly taken up when there is a reliable indication that the decline in value is quite certain.

6.2 Other long - term investments

The movements of other long - term investments during the six-month period ended 30 June 2010 as follows:-

	(Unit : Thousand Baht)	
	Consolidated F/S	Separate F/S
Balance as at 1 January 2010	2,729,852	2,711,702
Add : Additional investments	113,833	113,833
Less : Disposal on investments	(105,418)	(105,418)
Add : Unrealized profit from changes in value of investments	89,319	84,855
Balance as at 30 June 2010	2,827,586	2,804,972

Other long - term investments as at 30 June 2010 and 31 December 2009 comprise investments in the following:-

(Unit : Thousand Baht)

	Nature of business	Percentage of Shareholding		Consolidated F/S Cost		Separate F/S Cost	
		30 Jun 2010	31 Dec 2009	30 Jun 2010	31 Dec 2009	30 Jun 2010	31 Dec 2009
		Percent	Percent				
Investments in other companies							
a) Non-listed companies							
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	1,959,433	1,845,600	1,959,433	1,845,600
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12	12	12
Less : Allowance for impairment				(12)	(12)	(12)	(12)
Net				-	-	-	-
Siam Steel Syndicate Plc.	Manufacture and distribution for construction	1.15	1.15	55,885	55,885	55,885	55,885
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069	50,069	50,069
Less : Allowance for impairment				(50,069)	(50,069)	(50,069)	(50,069)
Net				-	-	-	-
Bell Development Co., Ltd.	Real estate development	2.29	2.29	47,313	47,313	47,313	47,313
Less : Allowance for impairment				(47,313)	(47,313)	(47,313)	(47,313)
Net				-	-	-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000	3,000	3,000
Less : Allowance for impairment				(1,985)	(1,985)	(1,985)	(1,985)
Net				1,015	1,015	1,015	1,015
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	19.83	19.83	175,000	175,000	175,000	175,000
Less : Allowance for impairment				(100,715)	(100,715)	(100,715)	(100,715)
Net				74,285	74,285	74,285	74,285
Thai Rent All Co., Ltd.	Construction machinery Rental	15.00	15.00	7,500	7,500	7,500	7,500
Lao Metal Industry Co., Ltd.	Manufacture steel wires and steel rod	10.00	10.00	10,000	10,000	10,000	10,000
Wildemere Co., Ltd.	Holding company	9.21	9.21	50	50	50	50
Total Investment in other non – listed companies – net				2,132,168	2,018,335	2,132,168	2,018,335
b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of wire and cable	12.90	12.90	308,715	308,715	308,715	308,715
Add (Less) : Unrealized gain (loss) from changes in value of investments				35,177	(36,681)	35,177	(36,681)
Net market value				343,892	272,034	343,892	272,034
K.C. Property Plc.	Real estate development	0.52	1.04	4,549	9,139	4,549	9,139
Less : Unrealized loss from changes in value of investments				(637)	-	(637)	-
Net market value				3,912	9,139	3,912	9,139
Nawarat Patanakarn Plc.	Construction services	-	4.05	-	100,716	-	100,716
Less : Unrealized loss from changes in value of investments				-	(60,430)	-	(60,430)
Net market value				-	40,286	-	40,286

(Unit : Thousand Baht)

	Nature of business	Percentage of Shareholding		Consolidated F/S Cost		Separate F/S Cost	
		30 Jun 2010	31 Dec 2009	30 Jun 2010	31 Dec 2009	30 Jun 2010	31 Dec 2009
		Percent	Percent				
Everland Plc.	Real estate development	-	0.05	-	113	-	113
Less : Unrealized loss from changes in value of investments				-	(5)	-	(5)
Net market value				-	108	-	108
Toyo-Thai Corporation Plc.	Construction services	10.83	10.83	52,000	52,000	52,000	52,000
Add : Unrealized gain from changes in value of investments				273,000	319,800	273,000	319,800
Net market value				325,000	371,800	325,000	371,800
Total Investment in other listed companies – net				672,804	693,367	672,804	693,367
Total Investments in other companies - net				2,804,972	2,711,702	2,804,972	2,711,702
Investments held by subsidiaries							
(a) Non-listed company							
Premus (Thailand) Co., Ltd.	Real estate management services	10.00	10.00	1,250	1,250	-	-
Bell Development Co., Ltd.	Real estate management	13.00	13.00	135,226	135,226	-	-
Less : Allowance for impairment				(135,226)	(135,226)	-	-
Net				-	-	-	-
(b) Listed company							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of wire and cable	0.80	0.80	19,178	19,178	-	-
Add (Less) : Unrealized gain (loss) from changes in value of investments				2,186	(2,278)	-	-
Net market value				21,364	16,900	-	-
Total				22,614	18,150	-	-
Total Investments in other companies – net				2,827,586	2,729,852	2,804,972	2,711,702

The Company has pledged the shares of related companies to secure the long term - loan with Financial Institutions of related company.

7. INVESTMENT IN A POTASH MINING PROJECT

The Company has effective 90% investment in a potash mine project for a value of Baht 3,236 million through a group of subsidiary companies. These companies are in the process of restructuring their shareholding structure and expect to be completed in the near future. The concession for potash mining from government has been in process. Where by the Ministry of Industry had set up the committee consisting of representatives from the Ministry of Industry, the Ministry of Interior, the Ministry of Natural Resources and Environment, the Ministry of Public Health and Ministry of Social Development and the Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized.

During the February 2010, Department of Industry ordered to change the appointments of committee members to resolve the potash mining project in Udonthani as there have been some changes in the representatives from different authorities.

The Company's management believes that this project will be materialized since it will benefit both the nearby areas and for the country, and the project will be approved by the government and operational as planned since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will be no impairment in the value of investment.

8. LONG - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

The outstanding balances as at 30 June 2010 and 31 December 2009 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	528,400	528,400
Italian-Thai International Co., Ltd.	-	-	141,844	140,817
IDS Joint Venture	-	-	218,400	220,500
IN Joint Venture	-	-	122,166	122,166
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	86,520	86,520
ITD - NCC Joint Venture (NT-2)	-	-	1,661,796	319,000
Nha Pralan Crushing Plant Co., Ltd.	-	-	1,500	11,500
Italian-Thai Land Co., Ltd.	-	-	555,202	555,044
Palang Thai Kaowna Co., Ltd.	-	-	456,350	456,350
Khunka Palang Thai Co., Ltd.	-	-	41,850	59,066
Palit Palang Ngan Co., Ltd.	-	-	94,456	94,456
Italian-Thai Power Co., Ltd.	-	-	283,182	263,678
Sin Rae Muang Thai Co., Ltd.	-	-	76,576	59,096
Thai Pride Cement Co., Ltd.	-	-	300,303	300,303
Italthai Trevi Co., Ltd.	-	-	19,690	25,690
Others	-	-	21,334	16,425
Total	-	-	4,609,569	3,259,011
Less : Allowance for doubtful accounts	-	-	(3,246,223)	(2,092,658)
Net	-	-	1,363,346	1,166,353

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Associated company				
Sino Lao Aluminum Corporation Limited	121,131	124,209	121,131	124,209
Related company				
Asia Pacific Potash Corporation Limited	290,532	265,616	-	-
Total long - term loans and advances to related Companies - net	411,663	389,825	1,484,477	1,290,562

Significant movements in the long - term loans and advances to subsidiaries and related parties for the six-month period ended 30 June 2010 are as follows :-

(Unit : Thousand Baht)

	1 January 2010	During the period Increase	During the period Decrease	30 June 2010
Subsidiaries and Joint Ventures				
ITO Joint Venture	528,400	-	-	528,400
Italian-Thai International Co., Ltd.	140,817	532,052	531,025	141,844
IDS Joint Venture	220,500	-	2,100	218,400
IN Joint Venture	122,166	-	-	122,166
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	86,520	-	-	86,520
ITD – NCC Joint Venture (NT-2)	319,000	1,342,796	-	1,661,796
Nha Pralan Crushing Plant Co., Ltd.	11,500	-	10,000	1,500
Italian-Thai Land Co., Ltd.	555,044	158	-	555,202
Palang Thai Kaowna Co., Ltd.	456,350	-	-	456,350
Khunka Palang Thai Co., Ltd.	59,066	-	17,216	41,850
Palit Palang Ngan Co., Ltd.	94,456	-	-	94,456
Italian-Thai Power Co., Ltd.	263,678	19,504	-	283,182
Sin Rae Muang Thai Co., Ltd.	59,096	17,480	-	76,576
Thai Pride Cement Co., Ltd.	300,303	-	-	300,303
Italthai Trevi Co., Ltd.	25,690	-	6,000	19,690
Others	16,425	4,909	-	21,334
Total	3,259,011	1,916,899	566,341	4,609,569
Associated company				
Sino Lao Aluminum Corporation Limited	124,209	-	3,078	121,131
Total	3,383,220	1,916,899	569,419	4,730,700

9. LOAN AND ADVANCES TO UNRELATED PARTIES

As at 30 June 2010, the Company also has loan to unrelated parties of Baht 88.61 million for the investment in a foreign company which is under the negotiation process. Currently, there has been no further development in the project because the Electricity Generating Authority of Thailand is in the process of concluding the development plan for the capacity of Power plant. Such loan to unrelated parties is to support the acquisition of the concession license from the Government of Cambodia to develop a 3,600 mega watt Coal-Fired Power Plant at Koh Kong. Such loan and advances are refundable should the Power Plant project not materialized.

10. PROPERTY, PLANT AND EQUIPMENT

During the six-month period ended 30 June 2010, the Company and subsidiary companies have following condensed movements in property, plant and equipment :

(Unit : Thousand Baht)

	Consolidated F/S	Separate F/S
Net book value as at 1 January 2010	14,694,099	8,323,790
Purchases of fixed assets / transfer in	1,671,667	385,836
Disposal of fixed assets / transfer out	(1,762,194)	(1,437,456)
Depreciation for the period	(1,107,484)	(555,796)
Accumulate depreciation for disposal of fixed assets	809,379	693,603
Translation adjustment	(41,804)	(12,371)
Net book value as at 30 June 2010	14,263,663	7,397,606

11. BANK OVERDRAFTS AND SHORT - TERM LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances of bank overdrafts and short - term loans from financial institutions as at 30 June 2010 and 31 December 2009 are as follows : -

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Bank overdrafts	3,302,364	2,512,879	217,141	106,764
Short - term loans from financial institutions	7,752,654	6,631,178	5,296,211	4,420,247
Total	11,055,018	9,144,057	5,513,352	4,527,011

These represent loans obtained from local and overseas financial institutions in both Baht currency and foreign currencies as follows :

(Unit : Million)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Baht	6,082	4,919	4,918	3,872
PHP	45	110	45	110
USD	9	9	-	-
NTD	345	455	345	455
INR	1,519	1,290	-	-

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of India, Taiwan, Philippines and SIBOR for foreign currency loans.

As at 30 June 2010, part of loans amounting to Baht 1,896.90 million (31 December 2009 : Baht 1,542.40 million) have been used to finance certain specific projects (project finance). The lending banks had set a condition for the Company to process the cash transactions for the projects through the Company's accounts with those banks.

As at 30 June 2010 and 31 December 2009, overdraft and short - term credit facilities of the Company have not yet been drawndown amounting to Baht 282.27 million and Baht 1,928.72 million, respectively.

12. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 30 June 2010 and 31 December 2009 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
IOT Joint Venture	-	-	557	272
I.C.C.T. Joint Venture	-	-	136,137	136,137
IN Joint Venture	-	-	1,669	505
Thai Maruken Co., Ltd.	-	-	166,192	169,544
ITO Joint Venture	-	-	965	414
Italthai Trevi Co., Ltd.	-	-	89,541	76,474
Siam Concrete and Brick Products Co., Ltd.	-	-	99,218	65,594

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
ITD - ETF Joint Venture	-	-	7,707	2,812
ITD Cementation India Limited	-	-	43,214	35,225
Asian Steel Product Co., Ltd.	-	-	28,544	51,427
Thai Pride Cement Co., Ltd.	-	-	16,920	22,793
Nha Pralan Crushing Plant Co., Ltd.	-	-	1,061	461
Aquathai Co., Ltd.	-	-	27,064	39,393
Italthai Marine Co., Ltd.	-	-	5,494	-
Saraburi Construction Co., Ltd.	-	-	6,771	7,819
ITD-NCC (NT-2) Joint Venture	-	-	678	16,304
ITD – SQ Joint Venture	-	-	18,168	-
Others	-	-	3,204	4,979
Total	-	-	653,104	630,153
Associated companies				
MCRP Construction Corporation, Philippines	89,369	84,594	89,369	84,594
Bangkok Steel Wire Co., Ltd.	89,471	35,429	65,717	25,588
ATO-Asia Turnouts Ltd.	30,174	29,596	30,174	29,596
Thai Contractors Asset Co., Ltd.	10,142	17,549	10,142	17,549
Total	219,156	167,168	195,402	157,327
Related companies				
Takenaka Corporation	226,498	223,872	-	-
Obayashi Corporation	84,867	85,892	-	-
Italthai Industrial Co., Ltd.	154,921	255,239	73,458	67,871
Siam Steel Syndicate Plc.	60,245	59,325	59,951	59,137
Nishimatsu Construction Co., Ltd.	806	317,882	-	-
Italthai Engineering Co., Ltd.	257,325	294,419	256,175	292,273
Charoong Thai Wire & Cable Plc.	78,309	51,938	78,309	51,938
Nawarat Patanakarn Plc.	73,922	75,143	73,922	75,143
Toyo-Thai Corporation Ltd.	-	1,256	-	1,256
Thai Rent All Co., Ltd.	27,999	30,198	27,985	30,154
Amarine Estate Co., Ltd.	775	11,411	775	11,411
Siam Fiber Optics Co., Ltd.	315	4,202	315	4,202

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Thai Nippon Steel Co., Ltd.	-	3,623	-	3,623
Sahakol Equipment Co., Ltd.	164,623	-	-	-
Others	349	107	349	56
Total	1,130,954	1,414,507	571,239	597,064
Outstanding balances and portion of joint ventures partners				
IOT Joint Venture	334	163	-	-
I.C.C.T. Joint Venture	102,103	102,103	-	-
ITO Joint Venture	579	248	-	-
ITD - ETF Joint Venture	2,697	984	-	-
IN Joint Venture	818	247	-	-
ITD – NCC (NT2)	270	6,522	-	-
ITD – SQ Joint Venture	9,084	-	-	-
Others	216	1,170	-	-
Total	116,101	111,437	-	-
Total	1,466,211	1,693,112	1,419,745	1,384,544

13. SHORT - TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 30 June 2010 and 31 December 2009 are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD – ITD CEM Joint Venture	-	-	29	-
ITD - SQ Joint Venture	-	-	184,050	122,700
Total	-	-	184,079	122,700

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Related companies				
Nam Theun 2 Power Co., Ltd.	-	4,470	-	-
Nawarat Patanakarn Plc.	195	-	195	-
Others	66	13	-	-
Total	261	4,483	195	-
Outstanding balances and portion of other joint ventures partners				
ITD-SQ Joint Venture	92,025	61,350	-	-
Short - term loans and advances from related parties	92,286	65,833	184,274	122,700

Significant movements in the short - term loans and advances from related parties for the six-month period ended 30 June 2010 are as follows :

(Unit : Thousand Baht)

	1 January 2010	During the period		30 June 2010
		Increase	Decrease	
Related companies				
Nam Theun 2 Power Co., Ltd.	4,470	-	4,470	-
Nawarat Patanakarn Plc.	-	195	-	195
Others	13	53	-	66
Total	4,483	248	4,470	261
Outstanding balances and portion of other joint ventures partners				
ITD-SQ Joint Venture	61,350	30,675	-	92,025
Total	65,833	30,923	4,470	92,286

14. LONG - TERM LOANS

As at 30 June 2010 and 31 December 2009, the Company and its subsidiaries have outstanding long - term loans as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	30 June 2010	31 December 2009	30 June 2010	31 December 2009
Outstanding balance	3,033,641	2,952,487	1,801,101	1,811,005
Less : Current portion	(549,890)	(1,048,181)	(414,901)	(600,001)
Net	2,483,751	1,904,306	1,386,200	1,211,004

Movements in the long-term loans during the six-month period ended 30 June 2010 are summarized below :

(Unit : Thousand Baht)

	Consolidated F/S	Separate F/S
Balance as at 1 January 2010	2,952,487	1,811,005
Add : Additional borrowings	555,549	360,000
Less : Repayments	(367,865)	(266,393)
Less : Translation adjustment	(106,530)	(103,511)
Balance as at 30 June 2010	3,033,641	1,801,101

The Company entered into loan agreement with a local bank for a construction project amounting to Baht 850 million for which Baht 520 million has been drawndown during the period. This loan bears interest per annum at MLR.

As at 30 June 2010, the Company and subsidiaries have mortgaged part of land and construction thereon with a net carrying value as at 30 June 2010 of Baht 189.74 million (31 December 2009 : Baht 306.53 million) as collaterals for loans.

The loans of the Company and its subsidiaries bear interest at the rate of minimum loan rate (MLR).

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the execution of new loan obligation.

As at 30 June 2010 and 31 December 2009, the long - term credit facilities of the Company have not yet been drawndown amounting to Baht 330.00 million and Baht 838.94 million, respectively.

The Company has not been able to maintain some financial ratios as stipulated in the loan agreements with two banks. However, the Company negotiated with such banks to waive the covenant of such financial ratios. The Company had obtained the letters for the waivers of the covenants from two banks dated 10 August 2010 and 11 August 2010 granting the relieve to all covenant conditions under the long-term loan agreements for the six-month period ended 30 June 2010.

15. DEBENTURES – NET

The movements of debentures during the six-month period ended 30 June 2010 in the consolidated and separate financial statements are as follows :

	Thousand Baht
Balance as at 1 January 2010	6,926,960
Amortization of costs of issuing debentures	10,114
Current portion	(1,998,857)
Balance as at 30 June 2010	4,938,217

16. CONVERTIBLE DEBENTURES - NET

The movements of convertible bonds during the six-month period ended 30 June 2010 in the consolidated and separate financial statements are as follows :

	Thousand Baht
Balance as at 1 January 2010	3,593,042
Convertible debentures buyback and cancellation	(659,449)
Reversal of issuing costs of convertible debentures	11,895
Amortization of costs of issuing convertible debentures	7,274
Unrealised gain on exchange rates	(2,839)
Balance as at 30 June 2010	2,949,923

During the six-month period ended on 30 June 2010, the Company bought back and cancelled a portion of the outstanding convertible debentures amounting to USD 20.20 million, representing 17.99% of the outstanding principal amount of convertible debentures. Gains on convertible debentures buyback and cancellation of Baht 135.07 million are recognized in the statement of income for the six-month period ended 30 June 2010.

There is no potential dilution in earnings per share from the convertible debentures because the average share price during this year was lower than the exercise price. The Company therefore has not computed the diluted earnings per share from the conversion of debentures.

The Company entered into various hedge agreements to hedge foreign currency and interest rate risks. However, during the period, the Company cancelled a portion of call spread and coupon swap agreement of USD 20.20 million due to the Company had early redeemed and cancelled such of convertible debentures.

The Company presents part of accrued interest for convertible bond to be paid to the debentureholders upon the exercise of the right to convert to common shares as separate items in balance sheet.

17. RELATED PARTY TRANSACTIONS

During the period, the Company, its subsidiaries and joint ventures had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies, as follow :

	Transfer pricing policy
Turn-key construction service income	Cost plus margin
Construction service income, not including the procurements of materials	Cost or cost plus margin
Land rental income	Mutually agreed
Sales of equipment	Cost or mutually agreed
Sales of investment	Market price
Purchases of construction materials	Approximate market price
Turn-key construction expenses	Cost plus margin
Hire of construction services, not including procurements of materials	Cost
Purchases of investment	Approximate net book value
Purchases of assets	Mutually agreed
Interest on loans	Mutually agreed rate

Below is a summary of significant related party transactions during the period :-

(Unit : Million Baht)

	Consolidated F/S		Separate F/S	
	For the three-month periods ended 30 June			
	2010	2009	2010	2009
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	235	331
Sale of equipment	-	-	664	3
Purchases of construction materials and services	-	-	171	181
Purchases of equipment	-	-	15	-
Transactions with associated companies				
Construction services and other income	38	84	38	29
Purchases of construction materials and services	41	6	29	3

	Consolidated F/S		Separate F/S	
(Unit : Million Baht)	For the three-month periods ended 30 June			
	2010	2009	2010	2009
Transactions with related companies				
Construction services and other income	553	491	119	265
Sale of equipment	330	9	-	9
Purchases of construction materials and services	399	506	246	384
Purchases of equipment	11	2	2	2

	Consolidated F/S		Separate F/S	
(Unit : Million Baht)	For the six-month periods ended 30 June			
	2010	2009	2010	2009
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	436	721
Sale of equipment	-	-	664	8
Purchases of construction materials and services	-	-	338	363
Purchases of equipment	-	-	15	-
Transactions with associated companies				
Construction services and other income	75	119	75	49
Purchases of construction materials and services	67	21	45	16
Transactions with related companies				
Construction services and other income	732	993	200	397
Sale of equipment	344	13	14	11
Purchases of construction materials and services	730	848	365	653
Purchases of equipment	126	18	117	17

Furthermore, the Company also has significant transactions with its related parties in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheet.

Loans from directors

As at 30 June 2010, an indirect subsidiary company have loans from directors amounting to Baht 146.88 million (31 December 2009 : Baht 146.88 million). Such loans bear no interest.

18. EXPENSES BY NATURE

Significant expenses by nature are as follows :

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	For the three-month periods ended 30 June			
	2010	2009	2010	2009
Salary, wages and other employee benefits	1,692,442	1,517,280	1,093,141	1,114,193
Depreciation	575,046	599,500	272,177	329,535
Amortisation	14,152	34,594	3,983	29,525
Rental expenses	238,424	243,646	109,109	148,995
Materials and supplies used	2,742,914	3,759,032	1,629,558	2,236,949

(Unit : Thousand Baht)

	Consolidated F/S		Separate F/S	
	For the six-month periods ended 30 June			
	2010	2009	2010	2009
Salary, wages and other employee benefits	3,260,380	3,214,597	2,147,500	2,335,727
Depreciation	1,107,484	1,185,207	555,796	668,546
Amortisation	16,041	48,044	5,244	40,268
Rental expenses	445,411	460,837	212,338	289,428
Materials and supplies used	6,322,562	7,812,119	3,435,998	4,728,303

19. GUARANTEES

As at 30 June 2010 and 31 December 2009, there are outstanding guarantees totaling approximately Baht 25,729.17 million and Baht 24,951.31 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses. The Company does not expect to have loss from these guarantees.

As at 30 June 2010 and 31 December 2009, there are outstanding guarantees totaling approximately Baht 8,164.34 million and Baht 8,160.40 million, respectively, issued to financial institutions and its venture partners to collateralize credit facilities granted by those financial institutions and joint venture partners to subsidiaries, associated, related companies and joint ventures. The Company issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Italthai Marine Co., Ltd., Aquathai Co., Ltd., Sarithorn Co., Ltd, Asian Steel Product Co., Ltd., and ITD Cementation India Limited for which the Company issued full guarantees for the credit facilities). The Company does not expect to have loss from those guarantees.

20. COMMITMENTS

20.1 As at 30 June 2010, the Company and joint ventures had the outstanding commitments with major subcontractors, classified by currencies, as follows :

(Unit : Million Baht)

	Baht Equivalent	
	Consolidated F/S	Separate F/S
Currency		
Baht	3,331.29	3,242.14
NTD	1,605.27	1,605.27
USD	4.42	-
INR	2,011.28	2,011.28
AUD	0.94	-

20.2 As at 30 June 2010, the Company, its subsidiaries and its joint ventures had the following outstanding commitments, proportionately, for purchases of materials, machinery and software and related services :

(Unit : Million Baht)

	Baht Equivalent	
	Consolidated F/S	Separate F/S
Currency		
Baht	58	3
EUR	59	-
USD	31	1
INR	229	12
SEK	8	-
NOK	2	-
SGD	25	-
GBP	3	2
NTD	1	1

20.3 As at 30 June 2010, the Company had outstanding commitment of USD 18.68 million in respect of uncallable portion of investments in an associated company and two related companies, and uncall portion of investments in a subsidiary company of Baht 0.75 million.

21. CONTINGENT LIABILITIES

a) During the year 1997, the Company and seven other parties were jointly sued for compensation totaling approximately Baht 654.89 million. On 30 December 2005, the Court of First Instance ordered the defendant to pay for damages amounting to Baht 440.03 million, plus interest at the rate of 7.50 percent per annum from 11 June 1992 to the payment date. On 17 March 2006, the Company submitted an appeal and a petition to stay execution to the order of the Court - Chonburi Province defending that the plantiffs did not file the claims with the Bankrupcy Court within the prescribed period. The Appeal Court had issued a verdict in favour of the Company (co-defendant) whereby the Company has no responsibility to the plaintiff. Currently, such case is in the process of consideration to submit the petition by plaintiff. The Company believes that there will be no damage from such case. The Company therefore, has not set up any provision in its accounts.

b) Since the year 2000, certain customers of the Company have taken legal actions against the Company, subsidiary company, and joint venture for breaches of service agreements, claiming compensation totaling approximately Baht 363.71 million. The cases are currently pending for judgment from the Civil Courts for the claims of Baht 229.23 million and pending for the judgement of arbitrator of Baht 134.48 million. Management is of the opinion that such lawsuits are a normal part of business and some are brought without proper justification grounds, and believes that no material liabilities will be incurred as a result of those lawsuits. Therefore, the Company has not set provision for those in the accounts.

22. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three-month and six-month periods ended 30 June 2010 and 2009 are mainly engaged in a single industry segment, turn - key construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

	Consolidated F/S									
	For the three-month periods ended 30 June 2010 and 2009									
	Local		Overseas		Total		Elimination		Grand total	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenues from construction work	7,223	6,155	1,704	4,189	8,927	10,344	(184)	(263)	8,743	10,081
Revenues from sales and services	491	410	2	-	493	410	(142)	(119)	351	291
Gross income	845	157	101	18	946	175	1	139	947	314
Dividend income and shares of profit from the joint ventures									10	21
Interest income									20	87
Gain (loss) on exchange rate									(57)	90
Gain on convertible debentures cancellation									36	503
Reversal of allowance for impairment on assets									186	-
Other income									87	212
Selling expenses									(5)	(2)
Administrative expenses									(721)	(544)
Executive compensation									(15)	(15)
Allowance for doubtful accounts									(76)	(16)
Loss on disposal of investment									(62)	-
Allowance for impairment and contingent liabilities									(2)	(8)
Share of profit (loss) from investments accounted for by equity method									4	(39)
Financial expenses									(512)	(514)
Income tax									(88)	(44)
Minority interests									(8)	3
Net Income (loss) for the period									(256)	48

(Unit : Million Baht)

	CONSOLIDATED F/S									
	For the six-month periods ended 30 June 2010 and 2009									
	Local		Overseas		Total		Elimination		Grand total	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenues from construction work	12,065	12,033	5,806	9,157	17,871	21,190	(419)	(654)	17,452	20,536
Revenues from sales and services	1,120	880	2	-	1,122	880	(295)	(255)	827	625
Gross income	1,514	659	263	59	1,777	718	-	270	1,777	988
Dividend income and shares of profit from the joint ventures									10	21
Interest income									49	126
Gain on exchange rate									40	142
Gain on convertible debentures cancellation									135	503
Reversal of allowance for impairment on assets									186	-
Other income									237	454
Selling expenses									(10)	(14)
Administrative expenses									(1,152)	(972)
Executive compensation									(29)	(30)
Reversal of allowance (allowance) for doubtful accounts									(80)	68
Loss on disposal of investment									(62)	-
Allowance for impairment and contingent liabilities									(4)	(17)
Share of profit (loss) from investments accounted for by equity method									4	(72)
Financial expenses									(996)	(1,036)
Income tax									(148)	(115)
Minority interests									(23)	10
Net Income (loss) for the period									(66)	56

(Unit : Million Baht)

	As at 30 June 2010 and 31 December 2009									
	Local		Overseas		Total		Elimination		Grand total	
	30 Jun 2010	31 Dec 2009	30 Jun 2010	31 Dec 2009	30 Jun 2010	31 Dec 2009	30 Jun 2010	31 Dec 2009	30 Jun 2010	31 Dec 2009
Property, plant and equipment - net	10,625	10,938	3,688	3,756	14,313	14,694	(49)	-	14,264	14,694
Other assets	35,945	35,572	15,086	14,786	51,031	50,358	(12,057)	(11,070)	38,974	39,288
Total assets	46,570	46,510	18,774	18,542	65,344	65,052	(12,106)	(11,070)	53,238	53,982

23. FINANCIAL INSTRUMENTS

Foreign currency risk

The Company has exposure to foreign currency risk from trading transactions and borrowings that are denominated in foreign currencies. The Company seeks to reduce this risk by entering into forward exchange and currency swap contracts when it considers appropriate. Generally, the forward and currency swap contracts mature within one year.

The balances of financial assets and liabilities denominated in foreign currencies as at 30 June 2010 are summarized below :

Foreign currency	Financial assets	Financial liabilities	Average exchange rate as at 30 June 2010
	(Million)	(Million)	(Baht per 1 foreign currency unit)
USD	38	2	32.4440
JPY	2,997	858	0.3664
EUR	-	14	39.5895
VND	5,251	11,811	0.0017
INR	9	-	0.6982
NOK	-	1	4.9940

Forward exchange contracts which remain outstanding on 30 June 2010 are summarized below :

Currency	Balance (Million)	Forward contract exchange rate
EUR (buy)	2	47.5130
NOK (buy)	10	5.1000 - 5.6800
USD (sell)	38	31.5822 - 35.8750

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 30 June 2010 which are unhedged.

	Consolidated F/S (Net)					
	EUR	USD	JPY	VND	INR	NOK
	Million	Million	Million	Million	Million	Million
Assets in foreign currencies	-	38	2,997	5,251	9	-
Trade accounts payable	1	2	17	11,811	-	1
Trade accounts payable – related parties	-	-	841	-	-	-
Loan from financial institution	13	-	-	-	-	-

	Separate F/S (Net)				
	EUR Million	USD Million	JPY Million	VND Million	INR Million
Assets in foreign currencies	-	38	2,801	5,251	9
Trade accounts payable	-	-	-	11,811	-
Loan from financial institution	13	-	-	-	-

In addition, the Company and subsidiaries have foreign currency exposure risk with respect to their investments in subsidiaries, joint ventures and associated companies in overseas which are not covered by the hedges against foreign currency risk.

24. OTHERS

a) At the beginning of the year 2007, the Company and a local Joint Venture received a letter from The National Assets Examination Committee (NAEC) requesting cooperation for the inspection of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport. The Company and Joint Venture have not received any claim for damages on baggage handling and bomb scanners. The management believes that the Company and its joint venture do not have to be responsible for any indemnification.

b) During 2009, a subsidiary company had handed over a portion of work to Government Enterprise and received the certificate of work but may be penalised for the delay delivery of the work for Baht 111.20 million for the use of materials differently from those specified in the agreement. However, the subsidiary company's management believes that the changes of the materials were made with proper technical certification that do not affect the performance of the structure of work, and therefore does not expect to incur the significant loss.

c) On 13 November 2009, a joint venture has filed the statement of claim to the arbitrator for payment and damages accordance with construction agreement from one government enterprise amounting to Baht 7,070.69 million and YEN 568.77 million of which 40% of this claim is attributable to the Company.

25. EVENT AFTER REPORTING DATE

In July 2010, Sino Lao Aluminum Corporation Limited called for addition paid-up share capital totalling USD 1.00 million.

In July 2010, the Company invested in HDZ ITD International SDN. BHD. totalling MYR 1.00 million. Invested company is engaged in construction contractor business in Malaysia.

26. RECLASSIFICATION

Certain amounts in the interim financial statements for the three-month and six-month periods ended 30 June 2009, presented for comparative purpose, were reclassified to conform with interim financial statements for the three-month and six-month periods ended 30 June 2010 presentation.

27. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorized by the Company's authorized director on 13 August 2010.


Grant Thornton